Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Announcement

Election and Appointment of Directors

And

Appointment of Chairman

We refer to the notice of the annual general meeting of PetroChina Company Limited (the “Company”) for the year 2014 (the “AGM”) dated 8 April 2015, the circular of the Company in relation to, among others, the AGM dated 8 April 2015 (the “Circular”), the announcement on postponement of AGM of the Company dated 15 May 2015 and the supplemental notice of AGM dated 3 June 2015 (the “Notice”), respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors of the Company (the “Board of Directors”) is pleased to announce that the AGM was held at Third Floor, Kempinski Hotel, Beijing Lufthansa Center, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, at 9 a.m. on 23 June 2015 by way of physical meeting.

The Board of Directors also announces that at the AGM, Mr Wang Yilin and Mr Zhao Zhengzhang were elected as Directors of the Company.

Please refer to the Circular and Notice as noted above for the biographical details and other information to be disclosed pursuant to the Listing Rules in relation to the appointment of the above Directors.

The sixth meeting of the sixth session of the Board of Directors of the Company was held on 23 June 2015 (the “Board Meeting”). The attending Directors considered and approved the “Proposal in relation to the election of the chairman of the Company”. Pursuant to the resolution passed at the Board Meeting, the Board of Directors is pleased to announce that Mr Wang Yilin has been appointed as the Chairman of the Company. The above appointments took effect from 23 June 2015.

By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

Beijing, the PRC

23 June 2015

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.